                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549


                      -----------------------------------

                                   FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                      STOCK PURCHASE, SAVINGS AND SIMILAR
                       PLANS PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      -----------------------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998.

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________to__________.

     Commission file number 1-2299

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Applied Industrial Technologies, Inc.
             Supplemental Defined Contribution Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             Applied Industrial Technologies, Inc.
             One Applied Plaza
             Cleveland, Ohio 44115-5056

Financial Statements and Exhibit
--------------------------------
                                                     Page No.
(a) Financial Statements                        (in this Reports)
    --------------------                        -----------------

    Independent Auditors' Report                        5
    Statement of Net Assets Available                   6
         for Benefits -
         December 31, 1998 and 1997
    Statement of Changes in Net Assets                  7
         Available for Benefits -
         Year Ended December 31, 1998
    Statement of Changes in Net Assets                  8
         Available for Benefits -
         Year Ended December 31, 1997
    Statement of Changes in Net Assets                  9
         Available for Benefits -
         Year Ended December 31, 1996
    Notes to Financial Statements -                    10
         Years Ended December 31,
         1998, 1997 and 1996

(b) Exhibit
    -------

    Independent Auditors' Consent                      15

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                     APPLIED INDUSTRIAL TECHNOLOGIES,
                                     INC. SUPPLEMENTAL DEFINED
                                     CONTRIBUTION PLAN

                                     By:  Applied Industrial
                                     Technologies, Inc., as Plan
                                     Administrator

                                     By: /s/ John R. Whitten
                                       -----------------------------
                                              Signature

                                         John R. Whitten
                                       -----------------------------
                                              Printed Name

                                         Vice President-Chief
                                        Financial Officer & Treasurer
                                       ------------------------------
                                              Title

Date: March 29, 1999

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN




Financial Statements
For the Years Ended
December 31, 1998, 1997 and 1996
And Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                       PAGE

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 1998 and 1997                                    2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1998, 1997 and 1996              3 - 5

   Notes to Financial Statements                                       6 - 10

INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP


Cleveland, Ohio
March 26, 1999



APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------------------------------------------------------

                                                             -----------------SUPPLEMENTAL INFORMATION BY FUND----------------
                                                                            AMERICAN     INCOME                    AMERICAN
                                                  COMPANY      FIDELITY    FUNDAMENTAL   FUND OF      HANCOCK     EUROPACIFIC
                                                   STOCK        GROWTH      INVESTORS    AMERICA      EQUITY        GROWTH
                                                               (NOTE 2)                              (NOTE 2)
DECEMBER 31, 1998

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                            $  281,415
    Investment funds                                 7,809                $  252,755   $  210,475                $  136,389
                                                ----------   ----------   ----------   ----------   ----------   ----------
         Total investments                         289,224                   252,755      210,475                   136,389


NET ASSETS AVAILABLE FOR BENEFITS               $  289,224                $  252,755   $  210,475                $  136,389
                                                ==========   ==========   ==========   ==========   ==========   ==========

DECEMBER 31, 1997

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                            $  186,795
    Investment funds                                 5,758   $  325,794   $  227,685   $  164,289   $  157,060   $  146,937
                                                ----------   ----------   ----------   ----------   ----------   ----------


NET ASSETS AVAILABLE FOR BENEFITS               $  192,553   $  325,794   $  227,685   $  164,289   $  157,060   $  146,937
                                                ==========   ==========   ==========   ==========   ==========   ==========



See notes to financial statements.



----------------------------------------------------------------------------------------------------------------------

                                              ---------SUPPLEMENTAL INFORMATION BY FUND--------
                                               BOND                      SMALL                   GROWTH AND
                                              FUND OF     FINANCIAL     COMPANY      GROWTH        INCOME
                                              AMERICA      RESERVES      STOCK        STOCK         STOCK        TOTAL
                                                                        (NOTE 2)     (NOTE 2)     (NOTE 2)
DECEMBER 31, 1998

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                                                                                         $  281,415
    Investment funds                        $   93,298   $   16,754   $  161,571   $  470,819   $  114,670    1,464,540
                                            ----------   ----------   ----------   ----------   ----------   ----------
         Total investments                      93,298       16,754      161,571      470,819      114,670    1,745,955


NET ASSETS AVAILABLE FOR BENEFITS           $   93,298   $   16,754   $  161,571   $  470,819   $  114,670   $1,745,955
                                            ==========   ==========   ==========   ==========   ==========   ==========

DECEMBER 31, 1997

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                                                                                         $  186,795
    Investment funds                        $   55,370   $   33,873                                           1,116,766
                                            ----------   ----------   ----------   ----------   ----------   ----------


NET ASSETS AVAILABLE FOR BENEFITS           $   55,370   $   33,873                                          $1,303,561
                                            ==========   ==========   ==========   ==========   ==========   ==========



See notes to financial statements.




APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                       ---------------------SUPPLEMENTAL INFORMATION BY FUND------------------------
                                                                                  AMERICAN      INCOME                    AMERICAN
                                                       COMPANY      FIDELITY     FUNDAMENTAL    FUND OF    HANCOCK       EUROPACIFIC
                                                        STOCK       GROWTH        INVESTORS     AMERICA     EQUITY         GROWTH
                                                                    (NOTE 2)                               (NOTE 2)
ADDITIONS:
  Contributions:
    Participant                                     $   58,842                 $   73,394    $   65,747                  $   34,919
  Investment income                                      5,532   $    2,959        24,005        22,631    $        7         7,769
  Net appreciation in market value of investments                                  11,513                                    10,895
                                                    ----------   ----------    ----------    ----------    ----------    ----------

      Total additions                                   64,374        2,959       108,912        88,378             7        53,583

DEDUCTIONS:
  Distributions to participants                          5,173                      7,935        20,064                       4,393
  Net depreciation in market value of investments       98,496        1,778                       4,216         1,098
  Administrative expenses                                1,800                      1,569         1,066                       1,001
                                                    ----------   ----------    ----------    ----------    ----------    ----------

      Total deductions                                 105,469        1,778         9,504        25,346         1,098         5,394

INTERFUND TRANSFERS                                    137,766     (326,975)      (74,338)      (16,846)     (155,969)      (58,737)
                                                    ----------   ----------    ----------    ----------    ----------    ----------

INCREASE/(DECREASE) IN NET ASSETS
  FOR THE YEAR                                          96,671     (325,794)       25,070        46,186      (157,060)      (10,548)

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1998                                      192,553      325,794       227,685       164,289       157,060       146,937
                                                    ----------   ----------    ----------    ----------    ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1998                                 $  289,224                 $  252,755    $  210,475                  $  136,389
                                                    ==========   ==========    ==========    ==========    ==========    ==========


See notes to financial statements.




----------------------------------------------------------------------------------------------------------------------------------

                                                      -------------SUPPLEMENTAL INFORMATION BY FUND-------
                                                          BOND                      SMALL                   GROWTH AND
                                                         FUND OF     FINANCIAL     COMPANY       GROWTH       INCOME
                                                         AMERICA     RESERVES       STOCK        STOCK         STOCK        TOTAL
                                                                                   (NOTE 2)     (NOTE 2)     (NOTE 2)
ADDITIONS:
  Contributions:
    Participant                                       $   26,760                 $   77,776   $  111,521   $   29,728   $  478,687
  Investment income                                        7,387   $        2         2,825       17,601       10,438      101,156
  Net appreciation in market value of investments                       1,515                     90,373        3,417      117,713
                                                      ----------   ----------    ----------   ----------   ----------   ----------

      Total additions                                     34,147        1,517        80,601      219,495       43,583      697,556

DEDUCTIONS:
  Distributions to participants                           46,711       23,035        10,215       16,298                   133,824
  Net depreciation in market value of investments          2,905                      3,979                                112,472
  Administrative expenses                                    425          109           879        1,900          117        8,866
                                                      ----------   ----------    ----------   ----------   ----------   ----------

      Total deductions                                    50,041       23,144        15,073       18,198          117      255,162

INTERFUND TRANSFERS                                       53,822        4,508        96,043      269,522       71,204
                                                      ----------   ----------    ----------   ----------   ----------   ----------

INCREASE/(DECREASE) IN NET ASSETS
  FOR THE YEAR                                            37,928      (17,119)      161,571      470,819      114,670      442,394

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1998                                         55,370       33,873                                            1,303,561
                                                      ----------   ----------    ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1998                                   $   93,298   $   16,754    $  161,571   $  470,819   $  114,670   $1,745,955
                                                      ==========   ==========    ==========   ==========   ==========   ==========





APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------------------

                                                    ----------------------SUPPLEMENTAL INFORMATION BY FUND------------------------
                                                                                AMERICAN      INCOME                     AMERICAN
                                                       COMPANY     FIDELITY    FUNDAMENTAL    FUND OF      HANCOCK      EUROPACIFIC
                                                        STOCK       GROWTH      INVESTORS     AMERICA       EQUITY        GROWTH

ADDITIONS:
  Contributions:
    Participant                                     $   51,065   $  126,959    $   72,878   $   55,289    $   66,671   $   59,772
    Employer                                            27,257
  Investment income                                      2,848       35,809        24,881       18,244                     11,315
  Net appreciation in market value of investments       37,146       14,003        13,563        6,965        10,947
                                                    ----------   ----------    ----------   ----------    ----------   ----------

      Total additions                                  118,316      176,771       111,322       80,498        77,618       71,087

DEDUCTIONS:
  Distributions to participants                          1,149        4,952         1,486        2,181                        712
  Net depreciation in market value of investments                                                                           3,748
  Administrative expenses                                2,420        1,112         1,109          427           654          851
                                                    ----------   ----------    ----------   ----------    ----------   ----------

      Total deductions                                   3,569        6,064         2,595        2,608           654        5,311

INTERFUND TRANSFERS                                      4,508      (14,130)          300       (3,067)           66        9,546
                                                    ----------   ----------    ----------   ----------    ----------   ----------

INCREASE IN NET ASSETS
  FOR THE YEAR                                         119,255      156,577       109,027       74,823        77,030       75,322

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1997                                       73,298      169,217       118,658       89,466        80,030       71,615
                                                    ----------   ----------    ----------   ----------    ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                                 $  192,553   $  325,794    $  227,685   $  164,289    $  157,060   $  146,937
                                                    ==========   ==========    ==========   ==========    ==========   ==========


See notes to financial statements.








----------------------------------------------------------------------------------------

                                                    ------SUPPLEMENTAL------
                                                        INFORMATION BY
                                                              FUND
                                                        BOND
                                                       FUND OF    FINANCIAL
                                                       AMERICA     RESERVES       TOTAL

ADDITIONS:
  Contributions:
    Participant                                     $   17,547   $   14,062   $  464,243
    Employer                                                                      27,257
  Investment income                                      3,080                    96,177
  Net appreciation in market value of investments          813        1,945       85,382
                                                    ----------   ----------   ----------

      Total additions                                   21,440       16,007      673,059

DEDUCTIONS:
  Distributions to participants                          2,052       11,701       24,233
  Net depreciation in market value of investments                                  3,748
  Administrative expenses                                  115           81        6,769
                                                    ----------   ----------   ----------

      Total deductions                                   2,167       11,782       34,750

INTERFUND TRANSFERS                                      1,710        1,067
                                                    ----------   ----------   ----------

INCREASE IN NET ASSETS
  FOR THE YEAR                                          20,983        5,292      638,309

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1997                                       34,387       28,581      665,252
                                                    ----------   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                                 $   55,370   $   33,873   $1,303,561
                                                    ==========   ==========   ==========


See notes to financial statements.





APPLIED INDUSTRIAL TECHNOLOGIES, INC. SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                       -----------------------SUPPLEMENTAL INFORMATION BY FUND----------------------
                                                                                  AMERICAN     INCOME                   AMERICAN
                                                         COMPANY     FIDELITY    FUNDAMENTAL   FUND OF     HANCOCK     EUROPACIFIC
                                                          STOCK       GROWTH      INVESTORS    AMERICA      EQUITY       GROWTH

ADDITIONS:
  Contributions:
    Participant                                                     $ 141,710    $  83,512    $  71,542   $  82,706    $  62,551
    Employer:
      Cash                                             $   1,937
      Applied Industrial Technologies, Inc.
        common stock                                      72,246
     Transfer from the King Bearings, Inc. Serp Plan       3,826       23,632       26,045      18,555        5,466        5,466
  Investment income                                        1,234        1,386          912       2,615         (262)         978
  Net appreciation in market value of investments                       9,073       10,560       4,332          759        5,143
                                                       ---------    ---------    ---------   ---------    ---------    ---------

      Total additions                                     79,243      175,801      121,029      97,044       88,669       74,138

DEDUCTIONS:
  Distributions to participants                              214        1,224        3,696       4,999          657          504
  Net depreciation in market value of investments          3,230
  Administrative expenses                                    711        1,640        1,180         918          791          724
                                                       ---------    ---------    ---------   ---------    ---------    ---------

      Total deductions                                     4,155        2,864        4,876       5,917        1,448        1,228

INTERFUND TRANSFERS                                       (1,790)      (3,720)       2,505      (1,661)      (7,191)      (1,295)
                                                       ---------    ---------    ---------   ---------    ---------    ---------

INCREASE IN NET ASSETS
  FOR THE YEAR                                            73,298      169,217      118,658      89,466       80,030       71,615

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1996
                                                       ---------    ---------    ---------   ---------    ---------    ---------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                    $  73,298    $ 169,217    $ 118,658   $  89,466    $  80,030    $  71,615
                                                       =========    =========    =========   =========    =========    =========


See notes to financial statements.







                                                      -----SUPPLEMENTAL-----
                                                           INFORMATION
                                                             BY FUND
                                                         BOND
                                                        FUND OF     FINANCIAL
                                                        AMERICA     RESERVES     TOTAL

ADDITIONS:
  Contributions:
    Participant                                       $  28,814    $  16,566  $ 487,401
    Employer:
      Cash                                                                        1,937
      Applied Industrial Technologies, Inc.
        common stock                                                             72,246
     Transfer from the King Bearings, Inc. Serp Plan      3,826                  86,816
  Investment income                                       1,350                   8,213
  Net appreciation in market value of investments           351         448      30,666
                                                      ---------   ---------   ---------

      Total additions                                    34,341      17,014     687,279

DEDUCTIONS:
  Distributions to participants                             965                  12,259
  Net depreciation in market value of investments                                 3,230
  Administrative expenses                                   334         240       6,538
                                                      ---------   ---------   ---------

      Total deductions                                    1,299         240      22,027

INTERFUND TRANSFERS                                       1,345      11,807
                                                      ---------   ---------   ---------

INCREASE IN NET ASSETS
  FOR THE YEAR                                           34,387      28,581     665,252

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1996
                                                      ---------   ---------   ---------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                   $  34,387   $  28,581   $ 665,252
                                                      =========   =========   =========


See notes to financial statements.



APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its Subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non-qualified Plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with that participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan are limited.

         Eligible participants elect to make contributions to the Plan. There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. Supplemental Matching Contributions are equal to the amount that matching Contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan are limited each year due to the requirements of the provisions of Sections 401(k) and 401(m) of the Internal Revenue Code.

         Supplemental Matching Contributions are made in the Company Stock Fund.

         Contributions are excluded from participant's taxable income until such amounts are received by them as a distribution from the Plan.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Supplemental 401(k) Contributions in 5% increments in the Plan's Company Stock Fund, Fidelity Growth Fund, American Fundamental Investors Fund, Income Fund of America, Hancock Equity Fund, American EuroPacific Growth Fund, Bond Fund of America, Financial Reserves Fund, Small Company Stock Fund, Growth Stock Fund or the Growth and Income Stock Fund. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Supplemental Salary Savings Contributions and earnings thereon. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

         Forfeitures of nonvested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 1998, 1997 or 1996.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions made on their behalf.


2.       DESCRIPTION OF THE SEPARATE FUNDS

         The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

  - The Company Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

  - The Fidelity Growth Fund consists of shares of Advisors Institutional Equity Growth Fund, which invests in stocks with the objective of capital appreciation.

  - The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. common stock, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

  - The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

  - The Hancock Equity Fund consists of shares of John Hancock Special Equity Fund that invests in stocks of emerging growth companies.

  - The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

  - The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

  - The Financial Reserves Fund consists of units of the Trustee's PRISM Victory Reserve Fund, which invests in high quality U.S. dollar denominated money market instruments with the objective of maintaining a stable share price.

  - The Small Company Stock Fund consists of shares of the Franklin Small Cap Growth Fund, which invests in small companies with the objective of capital appreciation.

  - The Growth Stock Fund consists of shares of the Growth Fund Portfolio, which seeks to achieve growth of capital by investing in growth stocks through three stock mutual funds; the Dreyfus Appreciation Fund, the Enterprise Growth Fund, and the Harbor Capital Appreciation Fund.

  - The Growth and Income Stock Fund consists of shares of the Victory Stock Index Fund, which invests with the objective of capital appreciation and dividend income.

         The Plan's investment options provide for nine separate investment funds in 1998 and eight separate investment funds in 1997 and 1996. Effective January 1, 1998, the Growth and Income Stock Fund was added, the Fidelity Growth Fund was replaced by the Growth Stock Fund and the Hancock Equity Fund was replaced by the Small Company Stock Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statement in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

         BENEFITS PAYABLE - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 1998, 1997 and 1996, respectively, were as follows:


                                Description of                            1998           1997         1996
                                  Investment

             Applied Industrial Technologies, Inc. Common Stock          $281,415      $186,795      $70,747

             Advisors Institutional Equity Growth Fund                                  325,794      170,744

             Fundamental Investors, Inc.                                  252,755       227,685      119,758

             Income Fund of America                                       210,475       164,289       90,321

             John Hancock Special Equity Fund                                           157,060       80,763

             EuroPacific Growth Fund                                      136,389       146,937       72,287

             Bond Fund of America                                          93,298        55,370       34,692

             Franklin Small Cap Growth                                    161,571

             Growth and Income Fund                                       470,819

             Victory Stock Index Fund                                     114,670



5.        TRANSFER FROM KING BEARING, INC. SERP PLAN

         In October 1996, the King Bearing, Inc. SERP Plan was merged into the Plan. Net assets totaling $86,816 were transferred to the Plan in 1996.



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